EXHIBIT (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Millions of Dollars)

	Fiscal Year Ended
	Feb 2, 2002	Feb 3, 2001	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$1,374	$1,264	$1,185	$962	$802
Income taxes	842	789	751	594	524

Total earnings before extraordinary charges	2,216	2,053	1,936	1,556	1,326

Fixed charges:
Interest expense	510	467	415	421	437
Interest portion of rental expense	68	77	69	63	59

Total fixed charges	578	544	484	484	496

Less:
Capitalized interest	(33)	(31)	(16)	(16)	(16)

Fixed charges in earnings	545	513	468	468	480

Earnings available for fixed charges	$2,761	$2,566	$2,404	$2,024	$1,806

Ratio of earnings before extraordinary charges to fixed charges	4.78	4.72	4.96	4.18	3.65

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$578	$544	$484	$484	$496
Dividends on preferred stock (pre-tax basis)	—	—	29	32	35

Total fixed charges and preferred stock dividends	578	544	513	516	531

Earnings available for fixed charges and preferred stock dividends	$2,761	$2,566	$2,404	$2,024	$1,806

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	4.78	4.72	4.69	3.92	3.40